UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission file number 001-37976

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWEST GAS HOLDINGS, INC.
8360 S. Durango Drive, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 and notes to financial statements, together with the report thereon of McConnell & Jones LLP, independent registered public accounting firm.

(b)Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)Consent of McConnell & Jones LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Justin S. Forsberg
Justin S. Forsberg
Senior Vice President/
Chief Financial Officer and Treasurer
Southwest Gas Corporation

Dated: June 25, 2026

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2025 AND 2024 AND
FOR THE YEAR ENDED DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
Southwest Gas Corporation Employees’ Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Southwest Gas Corporation Employees’ Investment Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.
We have served as the Plan’s auditor since 2017.
/s/ McConnell & Jones LLP
Houston, Texas
June 25, 2026

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets:
Investments at fair value	$683,562,499	$590,712,929
Notes receivable from participants	9,321,006	9,106,084
Contribution receivable from employer	177,571	111,731
Total assets	693,061,076	599,930,744

Net assets available for benefits	$693,061,076	$599,930,744

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2025
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$91,638,177
Interest and dividends	11,420,713
Net investment income	103,058,890

Interest on participant loans	880,861

Contributions:
Participant	29,430,553
Employer	11,577,067
Total contributions	41,007,620

Other income	90,823
Total additions	145,038,194

Deductions from net assets attributed to:
Benefits paid to participants	51,610,280
Other expenses	297,582
Total deductions	51,907,862

Net increase in net assets available for benefits	93,130,332

Net assets available for benefits:
Beginning of year	599,930,744
End of year	$693,061,076

The accompanying notes are an integral part of this statement.

Note 1 - Description of the Plan
The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). However, references within these disclosures to “Company Stock” or “Company Common Stock” relate to stock of the Company's parent entity, Southwest Gas Holdings, Inc., the ticker symbol for which is “SWX.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Its assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”). New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate. The Plan is for the benefit of employees of the Company.
The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Internal Revenue Code (“IRC”) Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under IRC Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together compose a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under IRC Section 501(a).
In January 2022, the Plan was amended with respect to employees hired or re-hired on or after January 1, 2022, who will participate in enhanced benefits under the Plan rather than in a separate defined benefit retirement plan. Enhanced benefits under the Plan are discussed below. The change is not applicable to employees hired on or before December 31, 2021.
Contributions
Participants may contribute from 2% to 75% of their annual base wages. However, contributions may not exceed amounts promulgated by the IRC. For participants hired prior to January 1, 2022, the Company contributes to the Plan an amount equal to 50% of a participant’s contribution. The Company’s maximum contribution in this case is 3.5% of a participant’s annual base compensation as defined in the Plan document. For participants hired on or after January 1, 2022, the Company makes a 3% non-elective contribution (effective upon hire), plus a matching contribution (dollar-for-dollar) for every dollar saved up to 7% of eligible compensation, bringing the maximum Company contribution up to 10% as defined in the Plan. Deferral percentages elected by participants are also applied to overtime earnings; however, deferral of such earnings is not matched by the Company. Roth contributions are eligible for Company matching contributions.
The SECURE 2.0 Act of 2022 (“SECURE 2.0”), enacted in 2023, includes provisions that affect tax‑qualified retirement plans. Certain provisions of SECURE 2.0 were effective in 2023, whereas other provisions are effective for 2024 or later years. Furthermore, many provisions are optional, including some that the Plan may adopt, while others it will not adopt.
Under current law, the Plan may permit qualified birth or adoption distributions of up to $5,000, as described in Code Section 72(t)(2)(H), and may permit qualified disaster recovery distributions of up to $22,000 for individuals affected by federally declared disasters, in each case subject to applicable Internal Revenue Service limitations and requirements.
Under current law, employees aged 50 or older are permitted to make catch-up contributions of $7,500 in excess of otherwise applicable annual limits. Starting in 2025, SECURE 2.0 allows for an additional “tier” of catch-up contributions for individuals who are ages 60 to 63. Such individuals will have a limit for 2025 and 2026 of $11,250, which is the greater of $10,000 or 150% of the regular catch-up amount, whichever is greater for the applicable year. The increased amounts are indexed for inflation after 2025.
As part of SECURE 2.0, beginning in 2026, catch-up contributions made by participants age 50 or older whose prior-year wages exceed the applicable IRS threshold must be made on a Roth basis. The SECURE 2.0 Act originally established the threshold at $145,000 per year (as indexed). In Notice 2023-62, the Internal Revenue Service (“IRS”) provided an administrative transition period delaying this requirement until January 1, 2026. Subsequently, in Notice 2025-67, the IRS increased the applicable wage threshold for 2026 to $150,000 per year.

Participants’ Accounts
Each participant account is credited with the participant’s contribution and amounts contributed by the Company. Participant and Company contributions are invested in the various funds according to the direction of the participant.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service. Participants are fully vested in dividends paid in the Southwest Gas Stock Fund (“Southwest Gas Stock Fund”) without regard to whether the participant is vested in the Company Common Stock with respect to which the dividend is paid. The following table shows the vesting schedule of Company contributions and the earnings thereon (other than dividends on the Southwest Gas Stock Fund).

Vested
Years of Service	Percentage
One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, attainment of age 65, total disability of a participant, or Plan termination, Company contributions become fully vested irrespective of the years of service.     Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the years ended December 31, 2025 and 2024, forfeitures of non-vested accounts reallocated to participants were approximately $447,000 and $293,000, respectively.
Notes Receivable from Participants (Participant Loans)
The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus 2%. At December 31, 2025, all outstanding loans had annual interest rates ranging from 5.25% to 10.50%, maturing through 2030. Principal and interest payments on participant loans are credited to participant contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.
Payment of Benefits
If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of participant death, will be entitled to receive an amount equal to the value of their account as soon as practicable following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in Company Common Stock plus cash in lieu of fractional shares. A participant may apply to the Company’s Benefits Committee (the “Committee”) to request a single lump sum payment in cash for the value of Company Common Stock otherwise distributable to the participant. Lump sum distributions from other funds will be paid in cash.
Under existing provisions of the Plan, or those applicable from SECURE 2.0, distributions under the Plan will begin as soon as practicable, but no later than April 1 following the end of the Plan year in which the participant attains age 72 (70-1/2 if you reach age 70-1/2 before January 1, 2020) or terminates employment (if occurring after age 72). SECURE 2.0 increases the required minimum distribution age to 73 (for individuals born between 1951 and 1959) and age 75 (for individuals who attain age 74 after December 31, 2032). If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled over into an Individual Retirement Account (“IRA”). If no election is made and the balance does not exceed $1,000, it will be distributed to the participant. If no election is made and the balance is greater than $1,000 but does not exceed $5,000, it will be rolled over to an IRA, designated by the Committee, for the benefit of the participant. If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-

sum distribution, or roll over the account into an IRA in 2024 or a later Plan year. SECURE 2.0 provides that the Plan may be amended to increase the $5,000 limit to $7,000. In this case, a participant who is terminated and does not elect to take a distribution will continue to receive their share of investment income on all vested portions of their account until electing to receive distributions from the Plan. SECURE 2.0 eliminates the pre-death distribution requirement for Roth accounts in employer plans for taxable years beginning after December 31, 2023. However, this change does not apply to distributions that are required with respect to years beginning before January 1, 2024, but are permitted to be paid on or after such date. Beneficiaries of a participant have no more than five years after the participant’s death to request payment.
    A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.
Plan Expenses
Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all administrative Plan expenses, except loan origination and maintenance fees, during 2025. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2025 were $297,582.
Other Income
The Plan participates in Fidelity’s revenue credit program, which allows the Plan sponsor to apply credits received to pay for ERISA qualified expenses and/or allocate credits to participants on a pro rata basis. The pro rata allocation is based on the ratio of each participant’s average daily balance in a fund during the quarter to the total average daily balances for all participants in such fund during the quarter. These revenue credits qualify as party-in-interest transactions for which a statutory exemption exists.
Plan Administration
The Committee is the administrator for all activities of the Plan. Fidelity Management Trust Company acts as the Trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.
Note 2 - Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could materially differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common Collective Trusts are measured using their net asset value (“NAV”) of shares held by the Plan at year-end. See Note 6 - Fair Value Measurements.
Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas Stock Fund. When exchanging into Company Common Stock, the stock purchase will be processed on the trade date in real-time pricing. When exchanging out of Company Common Stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice). Exchanges in and out of Company Common Stock are generally reflected in participant accounts the day following the trade date. Other purchase and sale transactions, such as contributions, loans, and withdrawals involving Company Common Stock, are not subject to real-time trading. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2025 or 2024. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Contributions Receivable
Contributions receivable consist of employer and/or employee contributions, when applicable, made but not yet received by the Plan.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the amount invested in Company Common Stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Note 3 - Related-Party and Party-In-Interest Transactions
Since Company Common Stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest. The Company and the Plan are also related parties. Certain other Plan investments represent short-term deposits and investments, as well as shares of mutual funds, collectively managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as party-in-interest transactions for which a statutory exemption exists. During the year ended December 31, 2025, the Plan made purchases (and share dividend accumulations) totaling approximately $5.6 million and sales (including distributions) of approximately $8.0 million of Company Common Stock. Participant loans also qualify as party-in-interest transactions. At December 31, 2025 and 2024, participant loans were $9.3 million and $9.1 million, respectively. The following table represents investments held by parties-in-interest:

	December 31,
	2025	2024
Company Common Stock	$60,325,197	$55,344,754
Fidelity Management Trust Company	491,306,477	413,498,661
Total	$551,631,674	$468,843,415
Note 4 - Plan Termination
Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.
Note 5 - Federal Income Taxes
In August 2016, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective January 1, 2015, qualifies for deferred tax treatment of contributions under Section 401(k) of the IRC. In 2015, the IRS announced that it was discontinuing its requirement that individually designed plans seeking approval be reviewed for new determination letters every five years and it will no longer review these plans except on adoption and termination. Management noted that the Plan has been amended, resulting in no significant changes, subsequent to receipt of its latest determination letter.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 6 - Fair Value Measurements
As stated in Note 2, the Plan’s investments are stated at fair value. U.S. GAAP requires that a fair value measurement be based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability. The three levels of the fair value hierarchy are as follows:
Level 1 -    quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.
Level 2 -    inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.
Level 3 -    unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The Plan provides for investments in various investment securities including Company Common Stock. The assets held by the Plan, excluding temporary cash investments, are generally traded in active exchange markets; their estimated fair values were determined at December 31, 2025 and 2024 using published market closing prices. Shares of mutual funds are valued at NAV per unit at Plan year-end. However, as these mutual funds are actively traded and have readily determinable fair values, they are classified as Level 1 investments within the fair value hierarchy. Common Collective Trusts are also valued at NAV per unit at Plan year-end, which is used as a practical expedient. The common collective trust funds consist of multiple offerings that primarily have exposure to equities and fixed income securities.
The following table presents information about the Plan’s assets measured at fair value.

	December 31,
	2025	2024
Assets values:
Level 1 - Quoted prices in active markets for identical financial assets
Mutual Funds	$183,346,603	$159,419,465
Company Common Stock	60,325,197	55,344,754
Temporary cash investments	6,449	5,781
Total Level 1 assets	243,678,249	214,770,000
Assets measured in NAV:
Common Collective Trusts	439,884,250	375,942,929
Total assets at fair value	$683,562,499	$590,712,929
No assets fell within Level 2 and Level 3 of the fair value hierarchy.

The following table sets forth a summary of the Plan’s investments for which the fair value has been estimated using the NAV of the investments.

	December 31,		Unfunded Commitment and Other Redemption Restrictions	Redemption Frequency	Redemption Notice Period
	2025	2024
Fidelity Contrafund Pool Class A	$143,657,806	$128,083,767	None	Daily	1-day
Fidelity Freedom 2010 Commingled Pool Class D	3,035,018	1,246,650	None	Daily	1-day
Fidelity Freedom 2015 Commingled Pool Class D	4,574,356	4,002,932	None	Daily	1-day
Fidelity Freedom 2020 Commingled Pool Class D	14,432,866	13,320,326	None	Daily	1-day
Fidelity Freedom 2025 Commingled Pool Class D	22,124,940	25,416,164	None	Daily	1-day
Fidelity Freedom 2030 Commingled Pool Class D	37,062,094	33,161,952	None	Daily	1-day
Fidelity Freedom 2035 Commingled Pool Class D	27,356,002	21,411,336	None	Daily	1-day
Fidelity Freedom 2040 Commingled Pool Class D	38,257,480	30,480,439	None	Daily	1-day
Fidelity Freedom 2045 Commingled Pool Class D	32,163,082	24,075,501	None	Daily	1-day
Fidelity Freedom 2050 Commingled Pool Class D	26,830,501	19,768,419	None	Daily	1-day
Fidelity Freedom 2055 Commingled Pool Class D	20,094,378	14,439,162	None	Daily	1-day
Fidelity Freedom 2060 Commingled Pool Class D	11,476,100	7,800,310	None	Daily	1-day
Fidelity Freedom 2065 Commingled Pool Class D	5,068,131	2,728,504	None	Daily	1-day
Fidelity Freedom Retirement Commingled Pool Class D	3,225,182	3,370,539	None	Daily	1-day
FIAM Core Plus Commingled Pool Class F	23,197,709	19,011,401	None	Daily	1-day
T. Rowe Price Stable Value Common Trust Fund A	27,328,605	27,625,527	None	Daily	1-day
	$439,884,250	$375,942,929

Note 7 - Subsequent Events
Management of the Plan monitors events occurring after the Statements of Net Assets Available for Benefits date and through the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720
	PLAN NO. 004
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Southwest Gas Holdings, Inc.	Company common stock (753,876 shares)	**	$60,325,197

*	Fidelity Investments	Contrafund Pool Class A	**	143,657,806

*	Fidelity Investments	Freedom 2010 Commingled Pool Class D	**	3,035,018

*	Fidelity Investments	Freedom 2015 Commingled Pool Class D	**	4,574,356

*	Fidelity Investments	Freedom 2020 Commingled Pool Class D	**	14,432,866

*	Fidelity Investments	Freedom 2025 Commingled Pool Class D	**	22,124,940

*	Fidelity Investments	Freedom 2030 Commingled Pool Class D	**	37,062,094

*	Fidelity Investments	Freedom 2035 Commingled Pool Class D	**	27,356,002

*	Fidelity Investments	Freedom 2040 Commingled Pool Class D	**	38,257,480

*	Fidelity Investments	Freedom 2045 Commingled Pool Class D	**	32,163,082

*	Fidelity Investments	Freedom 2050 Commingled Pool Class D	**	26,830,501

*	Fidelity Investments	Freedom 2055 Commingled Pool Class D	**	20,094,378

*	Fidelity Investments	Freedom 2060 Commingled Pool Class D	**	11,476,100

*	Fidelity Investments	Freedom 2065 Commingled Pool Class D	**	5,068,131

*	Fidelity Investments	Freedom Retirement Commingled Pool Class D	**	3,225,182

*	Fidelity Investments	Government Money Market Fund	**	1,145

*	Fidelity Investments	500 Index	**	73,986,463

*	Fidelity Investments	Low-Priced Stock Fund Class K	**	27,954,484

	DFA	U.S. Small Cap Growth Portfolio Institutional Class	**	22,726,186

	T. Rowe Price	Institutional Large Cap Value Fund	**	23,605,652

	Vanguard Group, Inc.	International Growth Fund Admiral Shares	**	25,213,962

	Victory Funds	Victory Integrity Small-Cap Value Fund	**	9,858,711

	FIAM	Core Plus Commingled Pool Class F	**	23,197,709

	T. Rowe Price	Stable Value Common Trust Fund A	**	27,328,605

*	Temporary Cash Investments	Temporary Cash Investments	**	6,449

				683,562,499

*	Participant Loans	Interest rates from 5.25% to 10.50% maturing 2026 - 2030	N/A	9,321,006

				$692,883,505
* A party-in-interest for which a statutory exemption exists.
** All investments are participant directed; therefore, cost information in column (d) is not required.

EXHIBIT INDEX

Exhibit
No.        Description

23.1      Consent of McConnell & Jones LLP, an Independent Registered Public Accounting Firm.